Page 1 of 4
                                                   -----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:   3235-0145
                                                   Expires:      August 31, 1999
                                                   Estimated average burden
                                                   hours per response:    14.90
                                                   -----------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                          Westmark Group Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   960577 40 1
--------------------------------------------------------------------------------

                                 (CUSIP Number)

 Douglas P. Fremont, Esq., Greenberg Traurig, 777 S. Flagler Drive, Suite 300E,
--------------------------------------------------------------------------------
                    West Palm Beach, FL 33401, (561) 650-7900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 21, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO: 960577 40 1                                               Page 2 of 4

-------- -----------------------------------------------------------------------
1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Mark Schaftlein
-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)      [ ]

                                                                    (b)      [ ]

-------- -----------------------------------------------------------------------
3        SEC Use Only


-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)

         SC, BK, PF

-------- -----------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                       [ ]

-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization

         United States Citizen

------------------- ------- ----------------------------------------------------
                    7       Sole Voting Power
Number of
Shares                      229,008

                    ------- ----------------------------------------------------
Beneficially        8       Shared Voting Power
Owned by
Each                        -0-

                    ------- ----------------------------------------------------
Reporting           9       Sole Dispositive Power
Person With
                            229,008

                    ------- ----------------------------------------------------
                    10      Shared Dispositive Power

                            -0-

-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         229,008

-------- -----------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

                                                               [ ]
-------- -----------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         7.8%

-------- -----------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
-------- -----------------------------------------------------------------------

Schedule 13D - Mark Schaftlein                                       Page 3 of 4
Item 1.           Security and Issuer

         1(a)     Common Stock

         1(b)     Westmark Group Holdings, Inc. (the "Issuer")
                  8000 North Federal Highway
                  Boca Raton, FL 33487

Item 2.           Identity and Background

         2(a)     Mark Schaftlein

         2(b)     8000 North Federal Highway
                  Boca Raton, FL 33487

         2(c) Chief Executive Officer and President, Westmark Group Holdings, Inc., 8000 North Federal Highway, Boca Raton, FL 33487

         2(d)     None.

         2(e)     None.

         2(f)     United States.

Item 3.           Source and Amount of Funds or Other Consideration

         Prior to the Date of Event which requires filing of this Statement, the Reporting Person owned 20,574 shares of Common Stock of the Issuer. 18,824 shares of Common Stock of the Issuer were acquired in satisfaction of a fourth quarter, 1997 bonus payable to the Reporting Person. 21,177 shares of Common Stock of the Issuer were acquired pursuant to and in accordance with a Conversion Agreement between the Issuer and the Reporting Person in satisfaction of indebtedness. 103,333 shares of Common Stock of the Issuer were acquired for the sum of $219,583; $170,000 of which the Reporting Person borrowed from the Security Bank of Dupage in exchange for two (2) executed promissory notes in the amounts of $100,000 and $70,000 respectively; and $49,583 of which was borrowed from the Issuer in exchange for an executed promissory note in favor of the Issuer. 2,100 shares of Common Stock of the Issuer were acquired for the sum of $2,679.05 on the open market by the Reporting Person with his personal funds. The number of shares beneficially owned by the Reporting Person includes: (i) 45,000 shares of Common Stock that may be issued upon the exercise of outstanding options; and (ii) 18,000 shares that may be issued upon the exercise of outstanding warrants.

Item 4.           Purpose of Transaction

         As stated in Item 3, the Reporting Person acquired 40,001 shares of Common Stock of the Issuer in satisfaction of indebtedness, 103,333 shares of Common Stock of the Issuer were purchased for the sum of $219,583, and 2,100 shares of Common Stock of the Issuer were purchased for the sum of $2,679,.05. Reporting Person intends to purchase additional shares of Common Stock of the Issuer from time to time on the open market dependent upon market conditions. Reporting Person does not contemplate any sales, transfers or extraordinary corporate transactions. No plans to alter the present board of directors, charter, bylaws or corresponding instruments are contemplated and no material change in the Issuer's present capitalization or dividend policy will occur as a result of this acquisition. This acquisition will not result in any class of the Issuer's securities to be delisted or cease to be authorized to be quoted in any inter-dealer quotation system. This acquisition will not result in any class of Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act nor is any action similar to those listed above contemplated.
                                                                     Page 4 of 4
Item 5.           Interest in Securities of the Issuer

         5(a) The Reporting Person beneficially owns 229,008 shares giving him 7.8% of the Issuer's Common Stock. The number of shares beneficially owned by the reporting person includes: (i) 45,000 shares of Common Stock that may be issued upon the exercise of outstanding options; and (ii) 18,000 shares that may be issued upon the exercise of outstanding warrants.

         5(b) Reporting Person has the sole voting and dispositive power with respect to the 229,008 shares.

         5(c) Other than the acquisitions which are the subject of this report, no other transactions concerning the Issuer's securities have been effected by Reporting Person within the last 60 days.

         5(d) No other person other than the Reporting Person is entitled to receive or direct the receipt of dividends from the subject securities.

         5(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.           Material to Be Filed as Exhibits

         Copies of Promissory Notes (See Item 3).

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    10/22/98                             /s/ Mark Schaftlein
                                              ---------------------------------
                                              Mark Schaftlein, Reporting Person

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)